UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 16)

Cornerstone Building Brands, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

628852204

(CUSIP Number)

Clayton, Dubilier & Rice Fund VIII, L.P.

c/o Clayton, Dubilier & Rice, LLC

Attention: Rima Simson

375 Park Ave, New York NY 10152

(212) 407-5227

Copy to:

Richard J. Campbell, P.C.

Daniel Wolf, P.C.

David M. Klein, P.C.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

(212) 446-4800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 5, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 628852204

1	NAMES OF REPORTING PERSONS Clayton, Dubilier & Rice Fund VIII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) ☐ or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 22,744,823 (1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 22,744,823 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,744,823 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.91% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

Clayton, Dubilier & Rice Fund VIII, L.P. (“Fund VIII”) holds 22,744,823 shares of common stock, par value $0.01 per share (“Common Stock”), of Cornerstone Building Brands, Inc., a Delaware corporation (the “Issuer” or the “Company”). Fund VIII’s voting percentage is 17.91%, calculated based on 127,001,002 shares of Common Stock outstanding as of February 22, 2022, as disclosed in the Issuer’s Form 10-K filed on March 1, 2022.

(2)

Fund VIII may be deemed to be part of a group with other entities that are part of the CD&R Investor Group (as defined in the New Stockholders Agreement), as described in Items 4 and 6 of this Statement, but Fund VIII disclaims beneficial ownership of the Common Stock held by such persons.

CUSIP No. 628852204

1	NAMES OF REPORTING PERSONS CD&R Friends & Family Fund VIII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) ☐ or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 56,940 (1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 56,940 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,940 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.04% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

CD&R Friends & Family Fund VIII, L.P. (“F&F Fund VIII”) holds 56,940 shares of Common Stock of the Issuer. F&F Fund VIII’s voting percentage is 0.04%, calculated based on 127,001,002 shares of Common Stock outstanding as of February 22, 2022, as disclosed in the Issuer’s Form 10-K filed on March 1, 2022.

(2)

F&F Fund VIII may be deemed to be part of a group with other entities that are part of the CD&R Investor Group, as described in Items 4 and 6 of this Statement, but F&F Fund VIII disclaims beneficial ownership of the Common Stock held by such persons.

CUSIP No. 628852204

1	NAMES OF REPORTING PERSONS CD&R Associates VIII, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) ☐ or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 22,801,763 (1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 22,801,763 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,801,763 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.95% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA; CO

(1)

CD&R Associates VIII, Ltd. may be deemed to beneficially own Common Stock of the Issuer because it is the general partner of Fund VIII and F&F Fund VIII (the “CD&R Funds”). The CD&R Funds hold 22,801,763 shares of Common Stock. The CD&R Funds’ voting percentage is 17.95%, calculated based on 127,001,002 shares of Common Stock outstanding as of February 22, 2022, as disclosed in the Issuer’s Form 10-K filed on March 1, 2022.

(2)

CD&R Associates VIII, Ltd. may be deemed to be part of a group with other entities that are part of the CD&R Investor Group, as described in Items 4 and 6 of this Statement, but CD&R Associates VIII, Ltd. disclaims beneficial ownership of the Common Stock held by such persons.

CUSIP No. 628852204

1	NAMES OF REPORTING PERSONS CD&R Associates VIII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) ☐ or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 22,801,763 (1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 22,801,763 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,801,763 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.95% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

CD&R Associates VIII, L.P. may be deemed to beneficially own Common Stock of the Issuer because it is the sole shareholder of CD&R Associates VIII, Ltd., the general partner of the CD&R Funds. The CD&R Funds hold 22,801,763 shares of Common Stock. The CD&R Funds’ voting percentage is 17.95%, calculated based on 127,001,002 shares of Common Stock outstanding as of February 22, 2022, as disclosed in the Issuer’s Form 10-K filed on March 1, 2022.

(2)

CD&R Associates VIII, L.P. may be deemed to be part of a group with other entities that are part of the CD&R Investor Group, as described in Items 4 and 6 of this Statement, but CD&R Associates VIII, L.P. disclaims beneficial ownership of the Common Stock held by such persons.

CUSIP No. 628852204

1	NAMES OF REPORTING PERSONS CD&R Investment Associates VIII, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) ☐ or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 22,801,763 (1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 22,801,763 (1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,801,763 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.95% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

CD&R Investment Associates VIII, Ltd. may be deemed to beneficially own Common Stock of the Issuer because it is the general partner of CD&R Associates VIII, L.P., which is the sole shareholder of CD&R Associates VIII, Ltd., the general partner of the CD&R Funds. The CD&R Funds hold 22,801,763 shares of Common Stock. The CD&R Funds’ voting percentage is 17.95%, calculated based on 127,001,002 shares of Common Stock outstanding as of February 22, 2022, as disclosed in the Issuer’s Form 10-K filed on March 1, 2022.

(2)

CD&R Investment Associates VIII, Ltd. may be deemed to be part of a group with other entities that are part of the CD&R Investor Group, as described in Items 4 and 6 below, but CD&R Investment Associates VIII, Ltd. disclaims beneficial ownership of the Common Stock held by such persons.

Explanatory Note

This Amendment No. 16 (this “Amendment”) amends and supplements the Schedule 13D previously filed with the U.S. Securities and Exchange Commission (the “SEC”) by the Reporting Persons on November 20, 2018 (the “Existing Schedule”) related to the Common Stock of the Issuer. Information reported and defined terms used in the Existing Schedule, as amended to the date hereof (this “Statement” or “Schedule 13D”), remain in effect except to the extent that they are amended or superseded by information or defined terms contained in this Amendment.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of this Statement is hereby supplemented to incorporate by reference the information set forth in Item 4 below.

Item 4. Purposes of the Transaction.

Item 4 of this Statement is hereby supplemented to include the following information:

Merger Agreement

On March 5, 2022, Cornerstone Building Brands, Inc. (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among Camelot Return Intermediate Holdings, LLC (“Parent”), Camelot Return Merger Sub, Inc. (“Merger Sub”) and the Company. Parent and Merger Sub are subsidiaries of investment funds managed by Clayton, Dubilier & Rice, LLC (“CD&R”). Upon the terms and subject to the conditions set forth in the Merger Agreement, among other things, Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger (the “Surviving Corporation”). As a result of the Merger, the Company will cease to be a publicly traded company, and investment funds managed by CD&R will become the indirect owner of all of the Company’s outstanding shares of common stock that it does not already own.

Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), and as a result of the Merger, each share of common stock, par value $0.01 per share, of the Company (the “Shares”) issued and outstanding immediately prior to the Effective Time, other than Shares held by affiliates of CD&R and other specified holders, will be converted into the right to receive $24.65 in cash per Share, without interest (the “Merger Consideration”). The conversion of Shares into the Merger Consideration is subject to certain exceptions, including for (i) Shares owned by stockholders of the Company who did not vote in favor of the Merger Agreement and have perfected and not withdrawn a demand for appraisal rights pursuant to Section 262 of the General Corporation Law of the State of Delaware, (ii) Shares held by the Company and not held on behalf of third parties and (iii) Shares owned by Parent or Merger Sub. Shares held by certain affiliates of CD&R will not be converted into the Merger Consideration, but will instead be converted into one share of common stock, par value $0.01 per share, of the Surviving Corporation.

Pursuant to the Merger Agreement, at the Effective Time: (i) each then outstanding and vested stock option will be cancelled and converted into the right to receive, for each Share subject to such option, an amount in cash equal to the product of (x) the excess, if any, of the Merger Consideration over the exercise price per Share of such option and (y) the number of Shares subject to such option; (ii) each then outstanding and unvested stock option will be cancelled and converted into the contractual right to receive, for each Share subject to such option, a payment in cash from the Surviving Corporation equal to the product of (x) the excess, if any, of the Merger Consideration over the exercise price per Share of such option and (y) the number of Shares subject to such option, and such resulting cash-based award will be subject to the same terms and conditions as are applicable to the corresponding option (including time-based vesting conditions but excluding provisions related to exercise); (iii) each then outstanding restricted stock unit corresponding to Shares (a “Company RSU Award”) will be cancelled and converted into the contractual right to receive a cash payment from the Surviving Corporation equal to (x) the number of Shares subject to such Company RSU Award multiplied by (y) the Merger Consideration, and such resulting cash-based award will be subject to the same terms and conditions as are applicable to the corresponding Company RSU Award (including time-based vesting conditions); (iv) each then outstanding performance-based share unit award (a “Company PSU Award”) (I) granted during the 2020 calendar year (each, a “2020 Company PSU Award”) or (II) granted during the 2021 calendar year to the Company’s Chief Executive Officer or such Chief Executive Officer’s direct reports (each, a “2021 Company

Executive PSU Award”) will be cancelled and converted into the contractual right to receive a cash payment from the Surviving Corporation equal to (A) the number of performance share units earned under the terms of the applicable award agreement, but with the applicable total shareholder return metric determined using a per share price equal to the Merger Consideration and the EBITDA-based metric determined based on actual performance as of the end of the performance period applicable to such Company PSU Award multiplied by (B) the Merger Consideration, with the resulting cash-based award subject to the same terms and conditions as are applicable to the corresponding 2020 Company PSU Award or 2021 Company Executive PSU Award (including time-based vesting conditions and EBITDA-based vesting conditions, but excluding any vesting conditions based on total shareholder return); and (v) each then outstanding Company PSU Award granted during the 2021 calendar year that is not a 2021 Company Executive PSU Award (each, a “2021 Company Non-Executive PSU Award”) will be cancelled and converted into the contractual right to receive a cash payment from the Surviving Corporation equal to (A) the number of performance-based share units earned under the terms of the applicable award agreement, but with the applicable total shareholder return determined using a per share price equal to the Merger Consideration and the EBITDA-based metric in the applicable award agreement deemed achieved at target performance and determined without proration for any portion of the performance period that has not yet been completed, multiplied by (B) the Merger Consideration.

A special committee (the “Special Committee”) of the board of directors of the Company (the “Board”), consisting solely of non-management independent members of the Board not affiliated with CD&R, has recommended that the Board approve and authorize the Merger Agreement and the Merger, and the Board, acting on the Special Committee’s recommendation, resolved unanimously to recommend that the stockholders of the Company vote to adopt and approve the Merger Agreement.

Assuming satisfaction or waiver (to the extent permitted) of the conditions set forth in the Merger Agreement, the Company expects the transactions contemplated thereby to close in the second or third quarter of 2022.

The stockholders of the Company will be asked to vote on the adoption of the Merger Agreement and the approval of the Merger and the other transactions contemplated thereby at a meeting of the Company’s stockholders. The Merger is not subject to a financing condition, but is subject to certain closing conditions, including:

•

the approval by holders of a majority of all outstanding Shares (including those held by CD&R and its affiliates) and the approval by holders of a majority of the outstanding Shares held by the Unaffiliated Stockholders (together, the “Requisite Stockholder Approvals”);

•

the expiration or termination of all applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and certain other approvals, clearances or expirations of waiting periods under antitrust laws of other jurisdictions;

•	the absence of an injunction or law restraining, enjoining, rendering illegal or otherwise prohibiting consummation of the Merger;

•

subject to customary materiality qualifiers, the accuracy of the representations and warranties contained in the Merger Agreement, including the representation that the Company has not suffered a “Material Adverse Effect” (as defined in the Merger Agreement) since January 1, 2022; and

•	material performance by the other party of its covenants under the Merger Agreement.

The Merger Agreement contains customary representations, warranties and covenants, including, among others, covenants by the Company to conduct its business in the ordinary course between execution of the Merger Agreement and the Effective Time, not to engage in certain kinds of transactions during such period (including paying dividends) and to convene a meeting of the Company’s stockholders to consider and vote upon the adoption and approval of the Merger Agreement. Additionally, the Company is bound by a covenant not to initiate, solicit, propose or knowingly encourage or knowingly facilitate any competing acquisition proposals. However, at any time before receiving the Requisite Stockholder Approvals, if the Board (acting on the recommendation of the Special Committee) or the Special Committee determines in good faith, after consultation with its financial advisor and outside legal counsel, that an unsolicited competing acquisition proposal is or is reasonably likely to result in a “Superior Proposal” (as defined in the Merger Agreement), then the Company is permitted to engage in discussions or negotiations with the third party with respect to such third party’s unsolicited competing acquisition proposal, subject to certain requirements set forth in the Merger Agreement. If the Company receives an unsolicited competing acquisition proposal that the Board or the Special Committee determines to be a Superior Proposal before receiving the Requisite Stockholder Approvals, the Board (acting on the recommendation of the Special Committee) or the Special Committee may terminate the Merger Agreement or change its recommendation that the Company’s stockholders vote in favor of the Merger, subject in each case to the Company fulfilling certain requirements before taking such action.

The Board (acting on the recommendation of the Special Committee) or the Special Committee may also withdraw or change its recommendation that the Company’s stockholders vote in favor of the Merger in response to an “Intervening Event” (as defined in the Merger Agreement). In addition to certain procedural requirements, the right of the Board (acting on the recommendation of the Special Committee) and the Special Committee to change its recommendation is subject to, in the case of a Superior Proposal, the good faith determination that an unsolicited bona fide acquisition proposal that did not arise from a breach of the non-solicitation provisions of the Merger Agreement constitutes a Superior Proposal and, in the case of an Intervening Event, the good faith determination that the failure to withdraw or change its recommendation would be reasonably likely to be inconsistent with the Board’s fiduciary duties to Company stockholders under applicable law.

The Merger Agreement may be terminated by mutual written consent of the Company and Parent. Either party may terminate the Merger Agreement if:

•

the Merger has not been consummated on or before September 5, 2022 (the “Initial Outside Date”), provided that, if, on the Initial Outside Date, all the conditions to closing other than those relating to antitrust approvals and those that by their nature are to be satisfied at the closing have been satisfied, then the Initial Outside Date will automatically be extended to December 13, 2022 (the “Extended Outside Date”), provided, further, that if the “Marketing Period” (as defined in the Merger Agreement) commenced but has not yet been completed as of the close of business on the fourth business day immediately prior to the Initial Outside Date, the Initial Outside Date will be automatically extended until the earlier of the date that is four business days after the last day of the Marketing Period and the Extended Initial Outside Date; and if the Marketing Period has not commenced as of the third business day immediately prior to the Initial Outside Date and was not able to commence solely due to the “blackout” period set forth in the Merger Agreement, the Initial Outside Date will be automatically extended until the earlier of three business days after the last day of the Marketing Period and the Extended Outside Date;

•

the Requisite Stockholder Approvals are not obtained if a vote has been taken at a meeting of the Company’s stockholders or any postponement, recess or adjournment thereof taken in accordance with the Merger Agreement;

•

if any court or other governmental authority issues a final, non-appealable order permanently restraining, enjoining, rendering illegal or otherwise permanently prohibiting the consummation of the Merger; or

•

if the other party materially breaches any of its representations, warranties or covenants that would cause certain closing conditions not to be satisfied and the breach is not curable or, if curable, is not cured within the time period set forth in the Merger Agreement.

In addition to the termination right to accept a Superior Proposal described above, the Company may terminate the Merger Agreement if the Marketing Period has ended, all closing conditions have been satisfied or waived, the Company has confirmed in writing that it stands ready to close and Parent and Merger Sub fail to timely close the transactions contemplated by the Merger Agreement. Parent may terminate the Merger Agreement if the Board changes its recommendation with respect to the Merger Agreement and the transactions contemplated thereby, including the Merger, before the Requisite Stockholder Approvals are obtained.

Upon termination of the Merger Agreement under specified circumstances, including if the Company terminates the Merger Agreement to enter into an alternative acquisition agreement with respect to a Superior Proposal, the Company will be required to pay to Parent a termination fee of $105,000,000. Parent will be required to pay to the Company a termination fee of $210,000,000 if the Merger Agreement is terminated under specified circumstances, including if the Company terminates the Merger Agreement because of a failure of Parent to consummate the transactions contemplated by the Merger Agreement or because of Parent’s uncured breach of the Merger Agreement.

If the Merger is consummated, the Shares will be delisted from the New York Stock Exchange and deregistered under the Securities Exchange Act of 1934, as amended.

A copy of the Merger Agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference. The foregoing description of the Merger Agreement is only a summary, does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement.

Voting and Support Agreement

Concurrently with the execution of the Merger Agreement and as a condition and inducement to the Company’s willingness to enter into the Merger Agreement, the Company, CD&R Pisces Holdings, L.P., Clayton, Dubilier & Rice Fund VIII, L.P., CD&R Friends & Family Fund VIII, L.P., CD&R (collectively, the “CD&R Stockholders”) and, for certain limited purposes thereunder, Clayton, Dubilier & Rice Fund X, L.P. (“CD&R Fund X” or the “Guarantor”) entered into a Voting and Support Agreement (the “Voting and Support Agreement”) with respect to all Shares owned by the CD&R Stockholders, as set forth in the Voting and Support Agreement (collectively, the “Owned Shares”).

The CD&R Stockholders collectively hold approximately 49% of the issued and outstanding Shares and have agreed to vote all of their Shares:

•

in favor of the Merger, the adoption of the Merger Agreement, each of the other actions contemplated by the Merger Agreement or necessary or desirable in furtherance of the Merger and the other transactions contemplated by the Merger Agreement and the adjournment of any meeting of the Company’s stockholders in accordance with the Merger Agreement; and

•	against any action or agreement that would reasonably be expected to result in any of the conditions to the consummation of the Merger under the Merger Agreement not being fulfilled.

Until the Effective Time, CD&R Fund X has agreed not to make any acquisitions or agree to make any acquisitions that would reasonably be expected to prevent, materially delay or materially impede the obtaining of any antitrust approval or the expiration or termination of any waiting period necessary to consummate the transactions contemplated by the Merger Agreement, including the Merger or materially increase the risk of any governmental authority prohibiting the consummation of the transactions contemplated by the Merger Agreement, including the Merger. Each CD&R Stockholder and CD&R Fund X also agreed to certain cooperation and support obligations in connection with obtaining any requisite antitrust approval.

The Voting and Support Agreement will terminate upon the earliest to occur of the Effective Time and the valid termination of the Merger Agreement in accordance with its terms.

The foregoing description of the Voting and Support Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the Voting and Support Agreement, a copy of which is attached as Exhibit 99.4 hereto and is incorporated by reference herein.

Limited Guarantee

Concurrently with the execution of the Merger Agreement, the Guarantor entered into a limited guarantee (the “Limited Guarantee”) with the Company, pursuant to which the Guarantor has provided a limited guarantee with respect to the payment of the termination fee payable by Parent, as well as certain reimbursement obligations that may be owed by Parent pursuant to the Merger Agreement, in each case subject to the terms of the Merger Agreement and of such Limited Guarantee.

Financing Letters

Concurrently with the execution of the Merger Agreement, the Guarantor entered into an equity commitment letter (the “Equity Commitment Letter”) with Parent, pursuant to which the Guarantor agreed to provide an equity commitment to Parent in an aggregate amount of $195 million.

Concurrently with the execution of the Merger Agreement, Parent and Merger Sub have directly or indirectly obtained from Deutsche Bank Securities Inc., UBS Investment Bank, Barclays, BNP Paribas, RBC Capital Markets, Societe Generale, Goldman Sachs, Natixis, New York Branch, Jefferies, Apollo, Blackstone Credit, U.S. Bank. and an affiliate of CD&R (collectively, the “Debt Financing Sources”) debt financing commitments for bridge loans in an aggregate principal amount of up to $1.675 billion to fund their payment obligations in respect of the transactions contemplated by the Merger Agreement and pay related fees and expenses. In addition, Parent and Merger Sub have obtained commitments from certain of the Debt Financing Sources to increase the aggregate amount of commitments under Company’s existing asset-based revolving credit facility to $850,000,000. The funding of such debt and equity commitments is subject to the satisfaction of customary closing conditions.

The foregoing description of the Equity Commitment Letter and the Debt Commitment Letters does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the Equity Commitment Letter and the Debt Commitment Letters.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of this Statement is hereby supplemented to incorporate by reference the information set forth in Item 4 above.

7. Materials to be Filed as Exhibits.

Item 7 of this Statement is hereby amended to add the following exhibit:

Exhibit Description

99.3	Merger Agreement
99.4	Voting and Support Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 8, 2022

CLAYTON, DUBILIER & RICE FUND VIII, L.P.

By:	CD&R Associates VIII, Ltd.,
its general partner

By:	/s/ Rima Simson
Name: Rima Simson
Title: Vice President, Treasurer and Secretary

CD&R FRIENDS & FAMILY FUND VIII, L.P.

By:	CD&R Associates VIII, Ltd.,
its general partner

By:	/s/ Rima Simson
Name: Rima Simson
Title: Vice President, Treasurer and Secretary

CD&R ASSOCIATES VIII, LTD.

By:	/s/ Rima Simson
Name: Rima Simson
Title: Vice President, Treasurer and Secretary

CD&R ASSOCIATES VIII, L.P.

By:	CD&R Investment Associates VIII, Ltd.,
its general partner

By:	/s/ Rima Simson
Name: Rima Simson
Title: Vice President, Treasurer and Secretary

CD&R INVESTMENT ASSOCIATES VIII, LTD.

By:	/s/ Rima Simson
Name: Rima Simson
Title: Vice President, Treasurer and Secretary